Exhibit 99.1

Ming Shing Group Holdings Limited Announces Departure of Chief Financial Officer and Chief Accounting Officer and Addition of Chief Financial Officer

Hong Kong, March 2, 2026 – Ming Shing Group Holdings Limited (the “Company” or “Ming Shing”) (NASDAQ: MSW), a Hong Kong-based company mainly engaged in wet trades works whose mission it is to become the leading wet trades works service provider in Hong Kong, announces a significant update in its board of directors (the “Board of Directors”).

Ming Shing announces the resignation of Pik Chun Lin and Chi Hei Tsoi as Chief Financial Officer and Chief Accounting Officer , respectively. Ms. Lin and Mr. Tsoi have indicated their resignation is for personal reasons and not due to any disagreement with the Company.

Ming Shing is pleased to announce the appointment of To Wa Yiu as Chief Financial Officer of the Company. Mr. To Wa Yiu, age 43, has over 20 years of experience in accounting, auditing and business management.

“We are thankful to Pik Chun Lin and Chi Hei Tsoi’s service in the Company.” stated Wenjin Li, CEO of Ming Shing. “We are excited to welcome To Wa Yiu. Mr. Yiu’s experience in accounting, auditing and business management will assist us in financial management of the Company.”

About To Wa Yiu

Mr. To Wa Yiu, age 43, has over 20 years of experience in accounting, auditing and business management. Since July 2022, Mr. Yiu has been the financial controller of Cornerstone Financial Holdings Limited. From July 2021 to April 2022, Mr. Yiu worked in DeTai New Energy Group Limited as managing director. From September 2019 to April 2021, Mr. Yiu worked in PacRay International Holdings Limited as financial controller. From 2011 to 2018, Mr. Yiu worked in Pacific Plywood Holdings Limited as a finance manager. From 2005 to 2011, Mr. Yiu worked in Deloittee Touche Tohmatsu, with his last position as a manager. Since December 2023, Mr. Yiu has been an independent non-executive director of Rongzun International Holdings Limited (HKEx: 1780), a company listed on the Stock Exchange of Hong Kong Limited. Since July 2017, Mr. Yiu has been an independent non-executive director of China Environmental Energy Investments Limited (HKEx: 986), a company listed on the Stock Exchange of Hong Kong Limited. Mr. Yiu obtained a bachelor of business administration (Professional Accountancy) from the Chinese University of Hong Kong in 2005. Mr. Yiu has been a member of the Hong Kong Institute of Certified Public Accountants since 2008.

About Ming Shing Group Holdings Limited

Ming Shing Group Holdings Limited is a Hong Kong-based company mainly engaged in wet trades works, such as plastering works, tile laying works, brick laying works, floor screeding works and marble works. With a mission to become the leading wet trades works services provider in Hong Kong, the Company strives to provide quality services that comply with its customers’ quality standards, requirements, and specifications. The Company conducts its business through its two wholly-owned Hong Kong operating subsidiaries, MS (HK) Engineering Limited and MS Engineering Co. Limited. MS (HK) Engineering Limited is a registered subcontractor and a registered specialist trade contractor under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council and undertakes both private and public sector projects, while MS Engineering Co., Limited mainly focuses on private sector projects. For more information, please visit the Company’s website: https://ir.ms100.com.hk.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Ming Shing Group Holdings Limited

Investor Relations Department

Email: ir@ms100.com.hk